OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . . . . . . .
Unaudited Condensed Interim
Consolidated Financial Statements

For the three and nine months
ended
September 30, 2016

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
	Notes	2016	2015
		$	$
		(Note 3)
Assets

Current assets
Cash and cash equivalents	4	392,717	258,509
Short-term investments		100	200
Accounts receivable		9,002	6,244
Other assets		1,158	508
		402,977	265,461

Non-current assets
Investments in associates	5	73,783	44,011
Other investments	6	209,822	105,485
Royalty interests	7	492,596	449,439
Property and equipment		744	835
Exploration and evaluation		100,229	96,220
Goodwill		111,204	111,204
Deferred income taxes		7,657	8,778
		1,399,012	1,081,433

Liabilities

Current liabilities
Accounts payable and accrued liabilities	8	5,586	11,469
Dividends payable		4,264	3,783
Provisions and other liabilities	9	4,053	1,264
		13,903	16,516

Non-current liabilities
Long-term debt	10	45,552	-
Provisions and other liabilities	9	11,479	8,912
Deferred income taxes		127,344	118,766
		198,278	144,194

Equity
Share capital	11	908,764	745,007
Warrants	12	30,901	18,072
Contributed surplus		9,972	10,164
Equity component of convertible debenture	10	3,091	-
Accumulated other comprehensive income (loss)		9,360	(41,203)
Retained earnings		236,818	203,800
Equity attributable to Osisko Gold Royalties Ltd shareholders		1,198,906	935,840
Non-controlling interests		1,828	1,399
Total equity		1,200,734	937,239
		1,399,012	1,081,433

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		2016	2015	2016	2015
	Notes	$	$	$	$
		(Note 3)		(Note 3)

Revenues		17,570	11,724	48,968	32,604

Expenses
Depletion of royalty interests		(2,629)	-	(8,463)	-
General and administrative		(3,445)	(2,829)	(12,732)	(10,806)
Business development		(1,597)	(2,194)	(6,419)	(7,491)
Exploration and evaluation		(241)	(521)	(936)	(1,445)
Gain (loss) on disposal of exploration and evaluation assets		-	500	(312)	500
Cost recoveries from associates		763	405	2,166	838
Operating income		10,421	7,085	22,272	14,200
Interest income		932	987	2,249	3,308
Dividend income		1,572	1,560	4,716	4,295
Finance costs		(963)	(162)	(2,516)	(444)
Foreign exchange gain (loss)		1,909	5,245	(11,177)	6,653
Share of loss of associates		(1,334)	(504)	(3,730)	(2,271)
Other gains (losses), net	14	9,992	(931)	29,542	4,476
Earnings before income taxes		22,529	13,280	41,356	30,217
Income tax expense		(4,854)	(3,471)	(8,156)	(6,237)
Net earnings		17,675	9,809	33,200	23,980

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		17,757	9,872	33,433	24,135
Non-controlling interests		(82)	(63)	(233)	(155)

Net earnings per share	16
Basic		0.17	0.10	0.32	0.28
Diluted		0.17	0.10	0.32	0.28

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
	(Note 3)		(Note 3)

Net earnings	17,675	9,809	33,200	23,980

Other comprehensive income (loss)

Items that will not be reclassified to the statement of income

Changes in fair value of financial assets at fair value through comprehensive income	24,967	-	65,277	-
Income tax effect	(3,358)	-	(3,574)	-
Share of other comprehensive income of associates	689	-	1,503	14

Items that may be reclassified to the statement of income

Changes in fair value of available-for-sale financial assets
Unrealized gain (loss)	-	1,131	-	(15,192)
Income tax effect	-	117	-	791

Disposal of available-for-sale financial assets
Reclassification to the statement of income of the realized gain	-	(111)	-	(6,249)
Income tax effect	-	15	-	841

Share of other comprehensive income (loss) of associates	94	-	(595)	-

Other comprehensive income (loss)	22,392	1,152	62,611	(19,795)

Comprehensive income	40,067	10,961	95,811	4,185

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	40,149	11,024	96,044	4,340
Non-controlling interests	(82)	(63)	(233)	(155)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2016	2015	2016	2015
		$	$	$	$
Operating activities
Net earnings		17,675	9,809	33,200	23,980
Adjustments for:
Share-based compensation		942	1,461	5,722	3,889
Accretion on note receivable		-	(363)	-	(1,077)
Depletion and amortization		2,698	44	8,647	120
Loss (gain) on disposal of exploration and evaluation assets		-	(500)	312	(500)
Share of loss of associates		1,334	504	3,730	2,271
Net gain on disposal of investments		-	(58)	(3,410)	(5,590)
Change in fair value of financial assets at fair value through profit and loss		(6,301)	151	(10,309)	236
Deferred income tax expense		4,854	3,471	8,156	6,237
Foreign exchange loss (gain)		(1,906)	(5,240)	11,170	(6,641)
Other	17	(3,292)	925	(14,759)	1,102
Net cash flows provided by operating activities before changes in non-cash working capital items		16,004	10,204	42,459	24,027
Changes in non-cash working capital items	17	(1,026)	2,390	(1,797)	(3,481)
Net cash flows provided by operating activities		14,978	12,594	40,662	20,546

Investing activities
Cash acquired – acquisition of Virginia		-	-	-	34,900
Net decrease in short-term investments		100	4,707	200	32,696
Acquisition of investments		(45,563)	(28,548)	(64,462)	(139,582)
Proceeds on disposal of investments		2,858	-	12,204	-
Acquisition of royalty interests		(750)	(5,000)	(50,250)	(6,000)
Proceeds on sale of royalty interests		-	-	3,630	-
Property and equipment		(13)	(2)	(93)	(143)
Exploration and evaluation		(2,533)	(2,352)	(7,617)	(5,909)
Net cash flows used in investing activities		(45,901)	(31,195)	(106,388)	(84,038)

Financing activities
Convertible debenture		-	-	50,000	-
Issuance of common shares and warrants		1,095	328	177,608	3,711
Investment from non-controlling interests		-	-	3,637	-
Issuance of special warrants		-	-	-	200,020
Issue expenses		(57)	(6)	(8,066)	(10,794)
Financing fees		-	-	(844)	-
Dividends paid		(3,795)	(2,830)	(11,231)	(7,166)
Net cash flows provided by (used in) financing activities		(2,757)	(2,508)	211,104	185,771
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(33,680)	(21,109)	145,378	122,279
Effects of exchange rate changes on cash and cash equivalents		1,906	5,240	(11,170)	6,641
Increase (decrease) in cash and cash equivalents		(31,774)	(15,869)	134,208	128,920
Cash and cash equivalents – beginning of period	4	424,491	319,960	258,509	175,171
Cash and cash equivalents – end of period	4	392,717	304,091	392,717	304,091

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other			Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2016		94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	3	-	-	-	-	-	(7,610)	7,610	-	-	-

Net earnings (loss)		-	-	-	-	-	-	33,433	33,433	(233)	33,200
Other comprehensive income		-	-	-	-	-	62,611	-	62,611	-	62,611
Comprehensive income (loss)		-	-	-	-	-	62,611	33,433	96,044	(233)	95,811
Issuance of shares and warrants	11	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared		-	-	-	-	-	-	(12,770)	(12,770)	-	(12,770)
Shares issued – Dividends reinvestment plan	11	69,789	1,058	-	-	-	-	-	1,058	-	1,058
Shares issued – Employee share purchase plan		27,701	405	-	-	-	-	-	405	-	405
Share options:
Shared-based compensation		-	-	-	3,473	-	-	-	3,473	-	3,473
Fair value of options exercised		-	42	-	(42)	-	-	-	-	-	-
Proceeds from exercise of options		12,335	188	-	-	-	-	-	188	-	188
Replacement share options:
Fair value of options exercised		-	3,623	-	(3,623)	-	-	-	-	-	-
Proceeds from exercise of options		481,590	4,558	-	-	-	-	-	4,558	-	4,558
Equity component of convertible debenture, net of transaction costs of $66 and taxes of $1,137	10	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests		-	-	-	-	-	-	307	307	662	969
Issue costs, net of taxes of $2,003 and $167		-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Transfer of net realized gain on financial assets at fair value through other comprehensive income, net of taxes of $769		-	-	-	-	-	(4,438)	4,438	-	-	-
Balance – September 30, 2016		106,600,695	908,764	30,901	9,972	3,091	9,360	236,818	1,198,906	1,828	1,200,734

(i) As at September 30, 2016, accumulated other comprehensive income relates mainly to items that will not be recycled to the statement of income.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd shareholders
	Number of				Equity	Accumulated
	common		Special		component of	other			Non-
	shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2015	51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226
Net earnings for the period	-	-	-	-	-	-	24,135	24,135	(155)	23,980
Other comprehensive loss	-	-	-	-	-	(19,795)	-	(19,795)	-	(19,795)
Comprehensive loss for the period	-	-	-	-	-	(19,795)	24,135	4,340	(155)	4,185
Acquisition of Virginia Mines Inc.	29,964,240	488,717	-	-	-	-	-	488,717	1,620	490,337
Special warrants issuance	-	-	200,020	-	-	-	-	200,020	-	200,020
Special warrants exercised	10,960,000	181,235	(181,235)	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	(8,447)	(8,447)	-	(8,447)
Share options:
Share-based compensation	-	-	-	2,172	-	-	-	2,172	-	2,172
Replacement share options:
Acquisition of Virginia Mines Inc.	-	-	-	13,842	-	-	-	13,842	-	13,842
Fair value of options exercised	-	5,360	-	(5,360)	-	-	-	-	-	-
Proceeds from exercise of options	554,806	3,711	-	-	-	-	-	3,711	-	3,711
Issue costs	-	(9,693)	(976)	-	-	-	-	(10,669)	-	(10,669)
Shares issued from escrow	1,200,000	-	-	-	-	-	-	-	-	-
Balance – September 30, 2015	94,370,485	739,046	17,809	11,335	-	(14,246)	202,968	956,912	1,465	958,377

(i) As at September 30, 2015, accumulated other comprehensive loss relates solely to items that may be recycled to the statement of income.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine in the Abitibi Gold Belt and a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine located in the James Bay area in the Province of Québec. The Company also owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the U.S.A. In addition, the Company has interests (directly or indirectly) in exploration and evaluation projects in four main gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard presented in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on November 9, 2016.

3.	New accounting standard

IFRS 9, Financial Instruments (“IFRS 9”)

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity that were previously classified as “available- for-sale” and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company’s investments in equity is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company’s consolidated financial statements was to reinstate in accumulated other comprehensive loss, the impairment losses on investments in equity securities (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the Company’s financial instruments.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policy (continued)

IFRS 9, Financial Instruments (“IFRS 9”) (continued)

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at	IFRS 9	As at
	December 31, 2015	adjustment	January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

Changes to accounting policies – Financial instruments

As a result of the early adoption of IFRS 9, the Company has modified the following elements of its accounting policy for financial instruments:

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealised gains and losses are initially recognized in other comprehensive income for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policy (continued)

IFRS 9, Financial Instruments (“IFRS 9”) (continued)

Changes to accounting policies – Financial instruments (continued) The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value
through profit or loss	Investments in derivatives

Financial assets at fair value
through other comprehensive income	Investments in shares and equity instruments,
other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debenture

4.	Cash and cash equivalents

	September 30,	December 31,
	2016	2015
	$	$

Cash	306,812	218,553
Cash equivalents	85,905	39,956
	392,717	258,509

Cash equivalents are comprised of banker’s acceptances bearing a weighted average interest rate of 0.76% and having maturity dates between October and December 2016. As at September 30, 2016 and December 31, 2015, cash held in U.S. dollars amounted respectively to $225.7 million (US$172.0 million) and $143.6 million (US$103.8 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Investments in associates

	Nine months ended	Year ended
	September 30,	December 31,
	2016	2015
	$	$

Balance – Beginning of period	44,011	14,052
Acquisitions	8,612	27,505
Exercise of warrants	594	-
Transfer from other investments	13,068	8,476
Share of loss, net	(3,730)	(3,519)
Share of other comprehensive income, net	908	159
Net gain (loss) on ownership dilution	6,910	(1,627)
Gain on disposal (i)	3,410	-
Impairment charge	-	(1,035)
Balance – End of period	73,783	44,011

(i)	In March 2016, Osisko Mining Inc., an associate, acquired NioGold Mining Corp. (“NioGold”), another associate. This transaction generated a gain on the disposal of the shares of NioGold.

6.	Other investments

	Nine months ended	Year ended
	September 30,	December 31,
	2016	2015
	$	$
Fair value through profit or loss
Balance - Beginning of period	1,578	70
Acquisition of Virginia Mines Inc.	-	341
Acquisitions	3,108	1,650
Exercises	(270)	-
Change in fair value	10,309	(483)
Balance – End of period	14,725	1,578

Fair value through other comprehensive income(i)
Balance – Beginning of period	93,607	57,004
Acquisition of Virginia Mines Inc.	-	2,048
Acquisitions	60,559	140,069
Deemed disposal of investments – acquisition of Virginia Mines Inc.	-	(53,475)
Disposals	(12,478)	-
Change in fair value	65,277	(43,563)
Transfer to investments in associates	(13,068)	(8,476)
Balance – End of period	193,897	93,607

Balance – Reported on next page	208,622	95,185

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Other investments (continued)

	Nine months ended	Year ended
	September 30,	December 31,
	2016	2015
	$	$

Balance – From previous page	208,622	95,185

Amortized cost(ii)
Balance - Beginning of period	10,300	8,618
Acquisition of Virginia Mines Inc.	-	200
Acquisitions	1,000	200
Transfer to short-term investments	(100)	(100)
Conversion to royalty interests (iii) (note 7)	(10,000)	-
Accretion	-	1,382
Balance – End of period	1,200	10,300

Total	209,822	105,485

(i)

These other investments were designated as financial assets at fair value through other comprehensive income upon initial recognition following the adoption of IFRS 9 (Note 3). These other investments were classified as available-for-sale financial assets prior to the adoption of IFRS 9 as at January 1, 2016.

(ii)	These other investments were classified as loans and receivables prior to the adoption of IFRS 9 as at January 1, 2016 (Note 3).

(iii)

Conversion of a secured note receivable of $10.0 million with Highland Copper Company Inc. (“Highland Copper”) into a 3.0% net smelter return royalty on all metals produced from the mineral rights and leases associated with the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% net smelter return royalty on all metals produced from the White Pine project, and Osisko's royalty on the Copperwood project will be reduced to 1.5%. Both projects are located in the State of Michigan in the U.S.A.

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies, and a guaranteed investment certificate issued by a Canadian financial institution.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty interests

	Nine months ended	Year ended
	September 30,	December 31,
	2016	2015
	$	$

Balance – Beginning of period	449,439	1,591
Acquisition of Virginia Mines Inc.	-	411,236
Acquisitions(i)	45,250	37,200
Conversion of a note receivable (note 6)	10,000	-
Sale(ii)	(3,630)	-
Depletion	(8,463)	(588)
Balance – End of period	492,596	449,439

Cost	501,647	450,027
Accumulated depletion	(9,051)	(588)
Net book value – End of period	492,596	449,439

(i)

Osisko acquired a 1.5% NSR royalty on the Cariboo gold project (located in the Province of British Columbia in Canada) from Barkerville Gold Mines Ltd. (an associate of Osisko) for a cash consideration of $25.0 million, of which $2.0 million was paid in November 2015. Osisko also acquired a 1% NSR royalty on the Hermosa project (located in the U.S.A.) from Arizona Mining Inc. for a cash consideration of $10.0 million and entered into a financing agreement of $10.0 million with Falco Resources Ltd. ("Falco") (an associate of Osisko). The $10.0 million financing with Falco will be applied against a stream deposit to be negotiated with Falco by October 31, 2017 or converted into a 1% net smelter royalty on the Horne 5 project (located in Canada) if no stream agreement is concluded.

(ii)

Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements into Osisko and Virginia Mines Inc. as a part of the business combination completed in 2015. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in royalty or stream transactions entered into by Osisko. CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko in 2015. The transaction was completed in February 2016 for $3.6 million.

8.	Accounts payable and accrued liabilities

As at December 31, 2015, accounts payable and accrued liabilities included an amount of $5.0 million (for a total acquisition price of $10.0 million) for the acquisition of a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza property operated by Ressources Nottaway Inc., which was paid in January and March 2016.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Provisions and other liabilities

	Nine months ended			Year ended
	September 30, 2016			December 31, 2015
	Share exchange	DSU and		Share exchange	DSU and
	rights(i)	RSU(ii)	Total	rights(i)	RSU(ii)	Total
				$	$	$

Balance – Beginning of period	7,067	3,109	10,176	-	761	761
Acquisition of Virginia Mines Inc.	-	-	-	6,867	-	6,867
Accretion expense	226	-	226	200	-	200
New liabilities	2,667	2,734	5,401	-	2,792	2,792
Forfeited liabilities	-	(211)	(211)	-	-	-
Revision of estimates	-	(60)	(60)	-	(444)	(444)
Balance – End of period	9,960	5,572	15,532	7,067	3,109	10,176

Current portion	-	4,053	4,053	-	1,264	1,264
Non-current portion	9,960	1,519	11,479	7,067	1,845	8,912
	9,960	5,572	15,532	7,067	3,109	10,176

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non- controlling shareholders have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income. In January 2016, the non-controlling interests invested $3,637,000 in Mines Coulon Inc.

(ii)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

10.	Long-term debt

Revolving credit facility

The Company has a revolving credit facility (“Facility”) of $150.0 million as at September 30, 2016 which was not drawn. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at September 30, 2016, all such ratios and requirements were met.

Convertible debenture

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko has paid a 1% financing fee to Ressources Québec and has reimbursed its costs incurred in connection with the financing.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Long-term debt (continued)

Convertible debenture (continued)

At initial recognition, net proceeds after transaction costs of $775,000 amounted to $49,225,000. Of this amount, the liability and equity components represented respectively $44,997,000 (net of transaction costs of $709,000) and $3,091,000 (net transaction costs of $66,000 and income tax of $1,137,000). The effective interest rate used is 4.32% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option. For the three and nine months ended September 30, 2016, amortization of transaction costs and accretion expense amounted to $224,000 and $555,000, respectively.

11.	Share capital

Shares

Authorized
         Unlimited number of common shares, without par value
         Unlimited number of preferred shares, issuable in series
Issued and fully paid
         106,600,695 common shares

Issuance

On February 26, 2016, the Company closed a bought deal public offering (the “Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172,608,000 (net proceeds of $164,543,000).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

The relative fair value of the Common Shares was evaluated at $159,325,000 and the relative fair value of the Warrants was evaluated at $13,283,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1.2%; expected life of 3 years, expected volatility of 42% and risk free interest rate of 0.50% . Transaction costs amounted to $8,066,000 ($5,896,000 net of income taxes) and were allocated to the Common Shares and Warrants based on their pro rata value. As a result, transaction costs of $7,445,000 ($5,442,000 net of income taxes) were allocated to the Common Shares and $621,000 ($454,000 net of income taxes) to the Warrants.

Dividends

On January 15, April 15 and July 15, 2016, the Company issued respectively 22,163 common shares, 20,266 common shares and 27,360 common shares under the Dividend reinvestment plan (“DRIP”), at a discount rate of 3%.

On February 16, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016. On May 4, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on July 15, 2016 to shareholders of record as of the close of business on June 30, 2016. On August 4, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on October 14, 2016 to shareholders of record as of the close of business on September 30, 2016. As at September 30, 2016, the holders of 4,460,148 common shares had elected to participate in the DRIP, representing dividends payable of $178,406. Therefore, 13,744 common shares were issued on October 14, 2016 at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Warrants

	Nine months ended				Year ended
	September 30, 2016				December 31, 2015
				Weighted			Weighted
				average			average
	Number of			exercise	Number of		exercise
	Warrants		Amount	price	warrants	Amount	price
			$	$		$	$

Balance – Beginning of period	5,480,000	(i)	18,072	36.50	-	-	-
Issued	5,715,500	(ii)	12,829	19.08	5,480,000	18,072	36.50
Balance – End of period	11,195,500		30,901	27.61	5,480,000	18,072	36.50

(i)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

(ii)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $19.08 until February 26, 2019 (Note 11).

13.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Nine months ended		Year ended
	September 30, 2016		December 31, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	2,823,333	13.71	901,400	14.89
Granted(i)	1,035,600	13.43	987,000	15.71
Issued – Virginia replacement share options(ii)	-	-	1,695,770	8.74
Exercised	(12,335)	15.22	-	-
Exercised – Virginia replacement share options(ii)	(481,590)	9.47	(750,837)	6.51
Expired	(16,260)	13.78	-	-
Forfeited	(13,333)	14.35	(10,000)	15.80
Balance – End of period	3,335,415	14.22	2,823,333	13.71
Options exercisable – End of period	1,344,481	13.98	1,245,400	11.56

(i)	Options were granted to officers, management and employees.

(ii)	Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc.

The weighted average share price when share options were exercised during the nine months ended September 30, 2016 was $15.44.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Share-based compensation (continued)

The following table summarizes the Company’s share options outstanding as at September 30, 2016:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
8.35	22,692	8.35	4.30	22,692	8.35
9.79 – 13.93	1,479,591	12.90	5.07	424,391	11.68
13.95 – 14.90	898,399	14.89	2.95	590,265	14.90
15.80	924,733	15.80	3.75	307,133	15.80
17.84	10,000	17.84	4.84	-	-
	3,335,415	14.22	4.12	1,344,481	13.98

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2016	December 31, 2015

Dividend rate	1%	1%
Expected volatility	40%	36%
Risk-free interest rate	1%	1%
Expected life	45 months	45 months
Weighted average share price	$13.43	$15.71
Weighted average fair value of options granted	$3.87	$4.02

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2015 and 2016 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three and nine months ended September 30, 2016, the total share-based compensation related to share options on the statement of income amounted respectively to $1,042,000 and $3,259,000 ($1,014,000 and $2,109,000 for the three and nine months ended September 30, 2015, respectively) and share-based compensation capitalized to exploration and evaluation assets amounted respectively to $56,000 and $214,000 ($60,000 for the three and nine months ended September 30, 2015).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Share-based compensation (continued)

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Nine months ended		Year ended
	September 30, 2016		December 31 ,2015
	DSU	RSU	DSU	RSU

Balance – Beginning of period	106,408	440,166	60,100	228,100
Granted	53,370	200,139	46,308	212,066
Forfeited	-	(48,493)	-	-
Balance – End of period	159,778	591,812	106,408	440,166
Balance – Vested	107,012	-	71,568	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director.

The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense (reversal of expense) related to the DSU and RSU plans for the three and nine months ended September 30, 2016 amounted respectively to ($100,000) and $2,463,000 ($447,000 and $1,780,000 for the three and nine months ended September 30, 2015, respectively).

14.	Additional information on the statements of income

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
Other gains (losses), net

Net gain (loss) on financial assets at fair value through profit and loss	6,301	(150)	10,309	(235)
Net gain on available-for-sale financial assets	-	58	-	5,602
Net gain (loss) on dilution of investments in associates	3,691	(1,164)	6,910	(1,094)
Gain on acquisition of investments(i)	-	326	8,913	216
Gain on disposal of an associate	-	-	3,410	-
Other	-	(1)	-	(13)
	9,992	(931)	29,542	4,476

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Salaries and short-term employee benefits	1,067	980	3,351	2,912
Share-based compensation	392	1,030	3,724	3,220
Cost recoveries from associates	(45)	-	(180)	-
	1,414	2,010	6,895	6,132

Key management employees are subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

16.	Net earnings per share

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
Net earnings attributable to shareholders of Osisko Gold Royalties Ltd	17,757	9,872	33,433	24,135

Basic weighted average number of common shares outstanding (in thousands)	106,564	94,356	104,019	85,660
Dilutive effect of share options	193	403	187	1,232
Dilutive effect of warrants	-	-	-	-
Dilutive effect of convertible debenture	-	-	-	-
Dilutive effect of shares held in escrow	-	-	-	800
Diluted weighted average number of common shares	106,757	94,759	104,206	87,692

Net earnings per share
Basic	0.17	0.10	0.32	0.28
Diluted	0.17	0.10	0.32	0.28

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Additional information on the statements of cash flows

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Interests received	691	1,017	1,965	3,339
Interests paid on long-term debt	(499)	-	(1,266)	-
Dividends received	1,572	1,560	4,716	2,735

Adjustments - other
Gain on acquisition of investments	-	(326)	(8,913)	(216)
Loss (gain) on dilution of investments	(3,691)	1,164	(6,910)	1,094
Other	399	87	1,064	224
	(3,292)	925	(14,759)	1,102

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(481)	2,477	337	769
Decrease (increase) in other current assets	(639)	19	(711)	(74)
Increase (decrease) in accounts payable and accrued liabilities	94	(106)	(1,423)	(4,176)
	(1,026)	2,390	(1,797)	(3,481)

Accounts receivable on disposal of investments
Beginning of period	-	-	-	-
End of period	274	-	274	-

Accounts payable on acquisition of investments
Beginning of period	-	-	-	-
End of period	695	374	695	374

Impact of deferred taxes on acquisition cost of flow-through shares	-	-	993	-

Accounts payable and accrued liabilities related to exploration and evaluation assets
Beginning of period	433	836	704	470 (i)
End of period	465	670	465	670

(i) Assumed from Virginia Mines Inc. in February 2015.

Accounts payable and accrued liabilities related to share issue expenses
Beginning of period	57	75	-	194
End of period	-	69	-	69

The Company paid $5,000,000 in January and March 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015. In June 2016, the Company disposed of an exploration and evaluation asset having a carrying value of $812,000 in exchange for shares in a new associate having a fair value of $500,000 and recorded a loss on disposal of $312,000 in the consolidated statement of income.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1–	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3–	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	September 30, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	6,462	6,462
Other minerals, oil and gas	-	-	8,263	8,263
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	122,938	-	-	122,938
Publicly traded mining exploration and development companies
Precious metals	47,909	-	-	47,909
Other minerals, oil and gas	23,050	-	-	23,050
	193,897	-	14,725	208,622

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,578	1,578
Available-for-sale financial assets(i)
Equity securities
Publicly traded royalty companies	64,818	-	-	64,818
Publicly traded mining exploration and development companies
Precious metals	25,062	-	-	25,062
Other minerals, oil and gas	3,727	-	-	3,727
	93,607	-	1,578	95,185

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments (continued)

During the nine months ended September 30, 2016 and 2015, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the nine months ended September 30, 2016 and 2015:

	2016	2015
	$	$

Balance – Beginning of period	1,578	70
Acquisition of Virginia Mines Inc.	-	341
Acquisitions	3,108	-
Exercises	(270)	-
Change in fair value - investments exercised(i)	242	-
Change in fair value - investments expired(i)	(88)	-
Change in fair value - investments held at the end of the period(i)	10,155	(90)
Balance – End of period	14,725	321

(i)   Recognized in the consolidated statement of income under other gains (losses), net.

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

	September 30, 2016
				Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
	$
Other investments

Warrants and call options on equity securities of publicly traded mining exploration and development companies	14,725	Black-Scholes option pricing model	Expected volatility	50% to 100%	76%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $206,000 ($186,000).

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, the liability related to share exchange rights and the long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Fair value of financial instruments (continued)

The following table presents the carrying amount and the fair value of the long-term debt, categorized as a Level 2, as at September 30, 2016:

September 30, 2016
	Fair	Carrying
	value	amount
	$	$

Long-term debt	46,234	45,552

19.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the three and nine months ended September 30, 2016, revenues were mainly earned from the sale of precious metals received from the in-kind royalties of the Canadian Malartic and Éléonore mines, both located in Canada. For the three and nine months ended September 30, 2015, revenues were earned from the sale of the precious metals received from the in- kind royalty of the Canadian Malartic mine. Geographic revenues from the sale of precious metals received from in-kind royalties are determined by the location of the mining operations giving rise to the royalty interest.

20.	Related party transactions

In addition to the transactions described in Note 7, during the three and nine months ended September 30, 2016, amounts of $1,381,000 and $3,877,000 ($405,000 and $838,000 for the three and nine months ended September 30, 2015) were respectively invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices, including respectively $618,000 and $1,711,000 for professional services related to capitalized exploration and evaluation activities. An amount of $1,347,000 (including sales taxes) is receivable from associates and included in accounts receivable as at September 30, 2016 ($1,188,000 as at December 31, 2015).

21.	Subsequent events

Normal Course Issuer Bid

On October 17, 2016, Osisko announced that the TSX has approved the Company’s notice of intention to make a normal course issuer bid (the “NCIB Program”). Under the terms of the NCIB Program, Osisko may acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX.

Repurchases under the NCIB Program may commence on October 24, 2016 and will terminate on October 23, 2017 or on such earlier date as the NCIB Program is complete. Purchases of common shares under the NCIB Program will be made in Canada through the facilities of the TSX in accordance with its rules. Daily purchases will be limited to 116,783 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ended September 30, 2016, being 467,132 common shares. The price that the Company may pay for any common shares purchased under the NCIB Program will be the prevailing market price at the time of purchase and any common shares purchased by the Company will be cancelled.

Dividends

On November 9, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on January 16, 2017 to shareholders of record as of the close of business on December 31, 2016.